3-23-04

S 04017527 ES
E COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2003 (MM/DD/YY) AND ENDING 12-31-2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAHN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 HILLSBORO AVENUE 2nd FLOOR
(No. and Street)

EDWARDSVILLE (City) IL (State) 62025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD E HAHN 618-656-5497
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOLTYS, GARY A
(Name – *if individual, state last, first, middle name*)

4509 NORTH ILLINOIS ST (Address) SWANSEA (City) IL (State) 62226 (Zip Code)

SEC MAIL PROCESSING SECTION
FEB 27 2004
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-23-04

OATH OR AFFIRMATION

I, RICHARD E. HAHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAHN SECURITIES, INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
TERESA A. HAMANN
NOTARY PUBLIC—STATE OF ILLINOIS
MADISON COUNTY, IL
MY COMMISSION EXPIRES MAY 23, 2006

Teresa A. Hamann
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

FOR

HAHN SECURITIES, INC.

FOR THE YEAR ENDED

DECEMBER 31, 2003

PERFORMED BY:

GARY A. SOLTYS, P.C.
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800

FEBRUARY 19, 2004

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE ONE

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

We have audited the statement of financial condition of Hahn Securities, Inc. as of December 31, 2003 and the related statements of income, retained earnings and cash flows for the year then ended.

We conducted our audit in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material aspects the financial position of Hahn Securities, Inc. as of December 31, 2003 as well as the results of its operations and changes in retained earnings and cash flows for the year then ended in conformity with generally accepted accounting principles as applied on a basis consistent with that of the previous year.

INDEPENDENT ACCOUNTANT'S REPORT LETTER-PAGE TWO

Further our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gary A. Soltys CPA

Gary A. Soltys,
Certified Public Accountant
February 19, 2004

GARY A. SOLTYS
CERTIFIED PUBLIC ACCOUNTANT
4509 NORTH ILLINOIS STREET
SUITE 7
SWANSEA, ILLINOIS 62226
(618) 235-6800

FEBRUARY 19, 2004

ACCOUNTANT'S REPORT ON INTERNAL CONTROL

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF
HAHN SECURITIES, INC.:

In planning and performing our audit of the financial statements of Hahn Securities, Inc. for the year then ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

As required by Rule 17a-5(g)(1) of The Securities and Exchange Commission, we have made a study of the practices and procedures followed by Hahn Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company is exempt from Rule 15c3-3 under Section C(K) (2) (B) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Our study ascertained that the conditions of the exemption were being complied with and nothing came to our attention to indicate that the exemption had not ben complied with during the year.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors and irregularities may occur and may not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with The Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under The Securities Exchange Act of 1934 and should not be used for any other purposes.

Gary A. Soltys CPA

Gary A. Soltys,
Certified Public Accountant

HAHN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash & Cash Equivalents	$ 25,283	
Commissions Receivable	18,844	$ 44,127
Fixed Assets		
Property, Plant & Equipment	$ 46,834	
Accumulated Depreciation	(38,122)	8,712
Intangible Assets (net of amortization)		
Customer Lists & Client Trails		21,666
TOTAL ASSETS		$ 74,505

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts Payable	$ 11,868	
Accrued Charges	1,719	
Accrued Payroll Taxes	2,582	$ 16,169
TOTAL LIABILITIES		$ 16,169
Stockholder's Equity		
Common Stock	$ 35,000	
Additional Paid-In Capital	5,152	
Retained Earnings	18,184	58,336
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 74,505

HAHN SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

GROSS REVENUES AND COMMISSIONS		$ 229,062
Cost of Sales:		
Clearing Charges & Other Fees		15,723
GROSS PROFIT		$ 213,339
Administrative and Operating Expenses		
Advertising	$ 235	
Amortization	1,667	
Automobile Expense	4,165	
Bank Fees	135	
Charitable Contributions	75	
Commissions	45,951	
Depreciation	6,501	
Education	126	
Employee Benefits	19,924	
Entertainment & Promotion	1,103	
Insurance	8,126	
Interest Expense	7,087	
Legal & Professional	6,003	
Licenses & Permits	445	
Office Expense	457	
Office Rent	10,630	
Office Salaries	21,090	
Officer's Compensation	66,000	
Postage	946	
Quotes	1,820	
Repairs	1,950	
Subscriptions	1,043	
Supplies	4,707	
Taxes	9,929	
Telephone	3,582	223,697
NET LOSS		$ (10,358)
RETAINED EARNINGS 1/1/03		28,542
RETAINED EARNINGS 12/31/03		$ 18,184

HAHN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities		
Commissions and Revenue from Operations		$ 226,288
Cash Outlays for Operating Activities		
Direct Costs of Sales-Fees	$ 16,069	
Administrative & Operating Expenses	204,254	(220,323)
Net Cash Flows from Operations		$ 5,965
TOTAL INCREASE IN CASH AND CASH EQUIVALENTS		$ 5,965
CASH AND CASH EQUIVALENTS AT 1/1/03		19,318
CASH AND CASH EQUIVALENTS AT 12/31/03		$ 25,283

HAHN SECURITIES, INC.
RECONCILIATION OF NET INCOME TO CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

NET LOSS		$ (10,358)
<u>Additions:</u>		
Depreciation	$ 6,501	
Amortization	1,667	
Increase-Payables	10,929	19,097
<u>Deductions:</u>		
Increase in Accounts Receivables		(2,774)
NET INCREASE IN CASH & CASH EQUIVALENTS		$ 5,965

HAHN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total Stockholder's Equity		$ 58,336
Deductions and Charges:		
Non-Allowable Assets:		
Intangible Assets	$ 21,666	
Fixed Assets	8,712	30,378
NET CAPITAL		$ 27,958

RECONCILIATION OF NET CAPITAL
PER FOCUS REPORT & AUDIT:

Net Capital Per Focus Report 12/31/03	$ 28,954
Adjustments	(996)
Net Capital Per Audit 12/31/03	$ 27,958
Minimum Capital Requirement	$ 5,000
Excess Net Capital	$ 22,958

HAHN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. ACCOUNTING METHODS

The company uses the accrual method of accounting for all of their financial reporting purposes. The accrual method of accounting recognizes revenue and expenses when they are earned or incurred rather than when they are actually received or paid. All other significant accounting principles are presented in the notes below.

2. PRESENTATION OF ACCOUNTS RECEIVABLE

The company reports accounts receivable at their net realizable value. The receivable reported on the statement of financial condition at December 31, 2003 consists of gross commissions reduced by various execution and clearance fees. The Company has experienced a 100% collection rate on such receivables and therefore, no allowance for bad debts has been established.

3. FIXED ASSETS AND DEPRECIATION

The company reports fixed assets at cost and employs the straight line method of depreciation to write off the cost of these assets over their useful life. The straight line method of depreciation results in a ratable expense incurred over the useful life of the asset. The Company generally writes off equipment over a five year period and real estate over a 40 year period.

An annual expense based upon this method is recorded to depreciation expense on the income statement with a corresponding account on the balance sheet called accumulated depreciation which offsets the original cost of the fixed assets.

4. CUSTOMER LISTS & CLIENT TRAILS

The Company entered into a contract in 2002 to purchase essentially the rights to the customer list and client trails of Wm. P. Brennan & Company, Inc. The entire purchase price was $25,000.00 due at the signing of the agreement. The costs of these items will be ratably amortized beginning in 2002 over fifteen years with the net amount shown on the statement of financial condition being the original purchase price less all amortization taken to date on the assets.